Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

North American Palladium Ltd. (the Company)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay St.

Toronto, Ontario

Canada M5J 2J2

Item 2.	Date of Material Change:

April 30, 2012

Item 3.	News Release:

A news release with respect to the material change referred to in this report was issued by the Company on April 30, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4.	Summary of Material Change:

The Company completed its previously announced flow-through financing through which the Company sold 11,300,000 flow-through shares on a guaranteed basis at a price of C$3.10 per flow-through share (the Offering) for gross proceeds of C$35,030,000.

Item 5.	Full Description of Material Change:

The Company completed its previously announced flow-through financing through which the Company sold 11,300,000 flow-through shares on a guaranteed basis at a price of C$3.10 per share for gross proceeds of C$35,030,000. The syndicate of underwriters was co-led by Scotia Capital Inc. and RBC Capital Markets and included Cormark Securities Inc., Raymond James Ltd., Macquarie Capital Markets Canada Ltd., Credit Suisse (Canada), Inc., GMP Securities L.P., Haywood Securities Inc. and Octagon Capital Corporation.

The Company intends to use the proceeds from the Offering for eligible exploration activities and mine expansion expenditures at its Lac des Iles palladium mine and property in Ontario that constitute “Canadian exploration expense” as defined in the Income Tax Act (Canada).

Item 6.	Reliance of Section 7.1(2) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted on the basis that it is confidential.

Item 8.	Executive Officer:

Trent Mell

Vice President, Corporate Development and General Counsel

Tel: 416-360-8782

Item 9.	Date of Report:

May 7, 2012